(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	Commission File Number 000-50807
☐ Form N-SAR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Design Within Reach, Inc.

Full Name of Registrant:

Not Applicable

Former Name if Applicable:

225 Bush Street, 20th Floor

Address of Principal Executive Office (Street and Number):

San Francisco, California 94104

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Design Within Reach, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.

In January 2006, the Company’s Controller resigned and left the Company on February 15, 2006 to accept a position with another employer. Though the Company has recently hired a new Controller, the transition within the Company’s finance and accounting department has diverted management’s attention and caused unforeseen delay.

In addition, in May 2005, the Company converted its existing information technology systems to a new, custom-built system. The Company has encountered problems with the conversion. In particular, the systems do not contain mechanisms to automatically identify and correct or reject erroneous or incomplete data. Due to the problems encountered with the system, the Company has continued to perform a substantial amount of manual reconciliations and calculations and has continued to build additional exception reporting mechanisms in order to detect errors and make adjustments in a timely manner. As a result, the Company has been unable to obtain, without unreasonable effort or expense, all the information necessary to complete the audit of its financial results for fiscal year 2005 within the prescribed time period. The Company is reviewing its financial results for the fiscal year ended December 31, 2005, and is working with its independent registered public accounting firm to finish the audit as soon as practicable.

Until the review of its financial results for fiscal year 2005 is completed, the Company cannot finalize its financial statements for the period ended December 31, 2005 or file its 2005 Form 10-K. The Company intends to finalize its financial statements for the period ending December 31, 2005 and to file its 2005 Form 10-K on or before March 31, 2006.

IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ken La Honta (Name)	(415) (Area Code)	676-6500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, as of the date of this filing, the Company’s audit for fiscal year 2005 is not yet complete. As a result, the Company cannot make an estimate of the results at this time.

Design Within Reach, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2006	By:	/s/ Ken La Honta
Ken La Honta
Chief Financial Officer, Chief Operating
Officer and Secretary